Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


                            For the month of July 2006
                        Commission File Number: 001-06439


                                SONY CORPORATION
                 (Translation of registrant's name into English)

             7-35 KITASHINAGAWA 6-CHOME, SHINAGAWA-KU, TOKYO, JAPAN

                    (Address of principal executive offices)

          The registrant files annual reports under cover of Form 20-F.



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

                  Form 20-F  X                   Form 40-F __


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______




                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                            SONY CORPORATION
                                                              (Registrant)


                                         By:  /s/  Nobuyuki Oneda
                                                      (Signature)
                                         Nobuyuki Oneda
                                         Executive Vice President and
                                         Chief Financial Officer

Date: July 14, 2006

List of materials

Documents attached hereto:


i) A Press release announcing - Samsung and Sony Sign Final Contract Regarding Production Line for World's Most Advanced Generation LCD Panel




Press Release
                                                                 July 14th, 2006
                                                   Samsung Electronics Co., Ltd.
                                                                Sony Corporation


       Samsung and Sony Sign Final Contract Regarding Production Line for
                    World's Most Advanced Generation LCD Panel

Seoul, Korea / Tokyo, Japan, July 14th, 2006 - Samsung Electronics Co., Ltd. (hereafter "Samsung") and Sony Corporation (hereafter "Sony") today signed the final contract for constructing an 8th generation amorphous TFT-LCD panel manufacturing line at their joint venture, S-LCD Corporation (hereafter "S-LCD").

The following issues have been discussed between the two companies since the agreement on the Letter of Intent which was released in April 2006, and today have reached the final contract stage.
     - We plan to establish an 8th generation amorphous TFT-LCD panel production line (glass substrate size: approximately
          2,200mm x 2,500mm), in addition to the current 7th generation amorphous TFT-LCD panel production line, at S-LCD (Tangjeong, ChungCheongNam-Do, Korea).
     - We plan to invest approximately $1.9 billion* (1.8 trillion Won, approximately 200 billion JPY) with each company providing half. Actual production is targeted to start in fall 2007 with a production capacity of 50,000 panels per month.
          *The investment amount does not include the cost of the building and land.

Together with the current 7th generation line, the start of the world's most advanced (8th generation) line will enable both companies to expand production of large screen LCD panels for 50 inch class LCD TVs, of which demand is expected see a significant increase, as well as to acquire a stable supply to meet demands.


Reference

The number of LCD panels obtained from one glass substrate:

..    For 7th generation (1,870mm x 2,200mm)
     6 panels for 46 inch TV, 8 panels for 40 inch TV, 12 panels for 32 inch TV

..    For 8th generation (approx. 2,200mm x 2,500mm)
     6 panels for 50 inch class TV, 8 panels for 46 inch TV


About Samsung Electronics

Samsung Electronics Co., Ltd. is a global leader in semiconductor, telecommunication, digital media and digital convergence technologies with 2005 parent company sales of US$56.7 billion and net income of US$7.5 billion. Employing approximately 128,000 people in over 120 offices in 57 countries, the company consists of five main business units: Digital Appliance Business, Digital Media Business, LCD Business, Semiconductor Business and Telecommunication Network Business. Recognized as one of the fastest growing global brands, Samsung Electronics is a leading producer of digital TVs, memory chips, mobile phones and TFT-LCDs.
For more information, please visit www.samsung.com


About Sony Corporation

Sony Corporation is a leading manufacturer of audio, video, game, communications, key device and information technology products for the consumer and professional markets. With its music, pictures, computer entertainment and on-line businesses, Sony is uniquely positioned to be the leading personal broadband entertainment company in the world. Sony recorded consolidated annual sales of approximately $64 billion for the fiscal year ended March 31, 2006. Sony Global Web Site: http://www.sony.net